January 6, 2023

Via Edgar Transmission Ms. Jennifer López Molina Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services Washington, D.C. 20549

Re:	Intelligent Group Ltd (the “Company”) Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted November 15, 2022 CIK No. 0001916416

Dear Ms. Molina:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated December 12, 2022 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 3 to Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted November 15, 2022

Prospectus Summary Permission Required From Hong Kong and Chinese Authorities, page 7
1.	We note your response to comment 1, as well as your revised disclosure. Please revise to address the basis for your disclosure that “[w]e also understand that IGL, IJL and ITL are not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this prospectus.” For example, disclose whether you relied on an opinion of counsel or alternatively are relying on management’s internal assessment and discuss such assessment. Please make conforming changes on your prospectus cover page and in your risk factor on page 14.

Response: We respectfully advise the Staff that we have made amendments on the Cover Page and pages 7 and 14 to reflect that based on management’s internal assessment that the Company and its subsidiaries currently have no material operations in the PRC, management understands that as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue its Ordinary Shares to foreign investors.

Unaudited Condensed Consolidated Statements of Income, page F-22

2.	We reviewed your response and revisions in response to comment 4. Dividends exceed earnings in the current year. In these situations, pro forma per share data should give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. This is true even if the stated use of offering proceeds is other than for the payment of dividends. Refer to SAB Topic 1:B.3. In addition, since the dividend is reflected in your financial statements for the six months ended May 31, 2022, please remove the November 31, 2021 pro forma balance sheet information on page 12.

Response: We respectfully advise the Staff that we have removed the pro forma per share disclosure on page 12. The Company has updated its financial information, including the statements of income, changes in shareholders’ equity, and cash flows for the six months ended May 31, 2022 and balance sheet as of May 31, 2022. The Company respectfully advise the Staff that the dividend was declared on March 7, 2022, of which HK$12,699,814 was offset against the amount due from director and related party and the remaining HK$2,300,186 was paid in cash on March 16, 2022. The declaration and payment of dividend was made before the balance sheet date. The Company further advised the Staff that the Company settled in full the payment of dividend by its available cash and cash equivalent balance on March 16, 2022, and that the Company has no intention to use any offering proceeds to replace the capital in excess of earnings being withdrawn. In addition, the Company currently do not expect to declare or pay any dividends in the foreseeable future. Accordingly, the Company has determined that SAB Topic 1:B.3 is not applicable. The dividends declared subsequent to the balance sheet date and has been reflected in the unaudited condensed consolidated financial statements of the Company for the six months ended May 31, 2022.

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Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com